                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                           __________________________

                                 SCHEDULE 14D-9

 Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities
                             Exchange Act of 1934.

                             SPECTRA-PHYSICS, INC.
                           (Name of Subject Company)

                             SPECTRA-PHYSICS, INC.
                       (Name of Persons Filing Statement)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                  847568-10-2
                     (CUSIP Number of Class of Securities)


                                                Copies to:
Patrick L. Edsell                               John D. LaRocca
President and Chief Executive Officer           Dechert
Spectra-Physics, Inc                            4000 Bell Atlantic Tower
1335 Terra Belle Avenue                         1717 Arch Street
Mountain View, CA  94043                        Philadelphia, PA  19103



          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Bidders)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

                           [Logo of Spectra-Physics]

FOR IMMEDIATE RELEASE


         SPECTRA-PHYSICS ANNOUNCES CASH TENDER OFFER BY THERMO ELECTRON
         --------------------------------------------------------------

MOUNTAIN VIEW, Calif., August 22, 2001 - Spectra-Physics, Inc. (Nasdaq:SPLI) announced today that its majority stockholder, Thermo Electron Corporation (NYSE:TMO), has announced plans to take Spectra-Physics private at a cash price of $20.00 per share. Thermo Electron stated in a news release issued yesterday that it expects to initiate a cash tender offer by the end of September 2001, for any and all outstanding shares of Spectra-Physics common stock held by minority stockholders.

     As of July 31, 2001, Thermo Electron owned approximately 80% of Spectra-Physics common stock. Thermo Electron announced that the goal of the tender offer is to increase its equity ownership in Spectra-Physics to at least 90%. Thermo Electron stated that if it achieves this 90% ownership threshold, it plans to acquire all remaining outstanding shares of Spectra-Physics common stock through a subsequent 'short-form' merger, the timing of which would be announced at a later date. Thermo Electron also announced its current intention that Spectra-Physics stockholders who do not participate in the tender offer would also receive $20.00 per share in cash for their Spectra-Physics shares in the short-form merger.

     The Spectra-Physics board of directors intends to form an independent committee of the board to evaluate the proposed tender offer. The board expects this independent committee to formally respond to the proposed tender offer within 10 business days after the offer is commenced.

The Company

     Spectra-Physics designs, develops, manufactures, and distributes semiconductor-based lasers and laser optics for a variety of end markets, including passive and active components for the telecommunications industry. Spectra-Physics is also a leader in developing laser products for a variety of other commercial markets, including computer and microelectronics manufacturing, industrial manufacturing, medical, image recording, and research and development. The company's manufacturing operations are based in Mountain View and Oroville, California; Tucson, Arizona; and Stahnsdorf, Germany. International operations consist of subsidiaries located in Japan and Germany, and approximately 30 distributors worldwide. Spectra-Physics' website is located at www.spectra-physics.com


The matters discussed in this news release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as 'believes,' 'expects,' 'may,' 'will,' 'should,' 'seeks,' 'approximately,' 'intends,' 'plans,' 'estimates,' 'looks forward to,' or 'anticipates,' or the negative thereof or other comparable terminology, or by discussions of strategy, plans or intentions. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements. The statements are based on information currently available to Spectra-Physics and are subject to a variety of risks and uncertainties, including the actual commencement of the proposed tender offer, Spectra-Physics' evaluation and recommendation with respect to the proposed tender offer, alternatives that may be pursued or other actions that may be undertaken by Spectra-Physics in response to or independent of the proposed tender offer, the number of shares tendered in response to the proposed tender offer, and consummation of the proposed tender offer. Actual events, actions and effects of the proposed tender offer may depend on one or more of these risks and uncertainties and may vary materially from the future events, actions and effects described in this news release. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Spectra-Physics assumes no obligation to update information contained in this release.

Other Important Information

The tender offer that is described in this announcement has not yet commenced. Once the tender offer commences, Spectra-Physics will file a solicitation/recommendation statement with the Securities and Exchange Commission. You should read this document when it becomes available because it will contain important information about the tender offer. You can obtain the solicitation/recommendation statement and other documents that will be filed with the Securities and Exchange Commission for free when they are available on the Securities and Exchange Commission's website at http://www.sec.gov. Also, if you write us or call us, we will send you the solicitation/recommendation statement for free when it is available.

For more information, contact Patrick L. Edsell, chairman, president and chief executive officer of Spectra-Physics, Inc., at 1335 Terra Bella Avenue, Mountain View, CA 94043, or 650-961-2550.
                                     # # #